SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2009 JUN -2 A 3:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

09046282

29 MAY 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose copies of our Company's announcements dated 27 May 2009 which we released to The Stock Exchange of Hong Kong Limited on 27 May 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy Kong
Assistant Company Secretary

Encl

dlw 6/2

E:\bryant\Bermuda\SL Asia\AGM\27 May 09\ltr to SEC.doc

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 27 MAY 2009

At the Annual General Meeting of Shangri-La Asia Limited (the "Company") held on 27 May 2009 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of Annual General Meeting dated 24 April 2009 (the "Resolutions"). The board of directors of the Company is pleased to announce that the Resolutions were duly passed by the shareholders by way of poll at the AGM. The poll results in respect of the Resolutions are as follows:

	Resolutions	**No. of votes (%)**	
		For	**Against**
	Ordinary Resolutions		
1.	To adopt the audited financial statements and the Reports of the Directors and the Auditors for the year ended 31 December 2008.	2,486,909,097 (99.999999%)	20 (0.000001%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend for the year ended 31 December 2008.	2,476,753,525 (99.999999%)	20 (0.000001%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3.	(i) To re-elect Mr. Lui Man Shing as Director.	2,514,979,845 (99.65%)	8,773,730 (0.35%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(ii) To re-elect Mr. Wong Kai Man as Director.	2,520,575,344 (99.87%)	3,178,201 (0.13%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(iii) To re-elect Mr. Ho Kian Guan as Director.	2,411,885,384 (99.95%)	1,228,020 (0.05%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

4.	To fix directors' fees (including fees payable to members of the Audit and Remuneration Committees).	2,523,747,453 (99.999999%)	20 (0.000001%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
5.	To re-appoint Messrs. PricewaterhouseCoopers as Auditors and authorize the Directors of the Company to fix their remuneration.	2,523,615,325 (99.99%)	138,220 (0.01%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	A. To grant a general mandate to the Directors of the Company to issue and allot additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution.	2,099,670,380 (82.09%)	458,122,678 (17.91%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	B. To grant a general mandate to the Directors of the Company to repurchase shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution.	2,523,656,525 (99.999999%)	20 (0.000001%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	C. To extend, conditional upon the above resolution No. 6B being duly passed, the general mandate to allot shares by adding the aggregate nominal amount of the repurchased securities to the 20% general mandate.	2,093,949,462 (83.16%)	423,954,209 (16.84%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 27 May 2009

Notes:

1. As at the date of the AGM, the issued share capital of the Company is 2,885,536,206 shares, which is the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM.

2. None of the shares entitling the holders to attend and vote only against the resolutions at the AGM.

3. Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, was appointed as the scrutineer at the AGM for the purpose of vote-taking.

As at the date of this announcement, the board of directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Madhu Rama Chandra Rao as Executive Directors; Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purposes only*

Exemption File No.82-5066

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

RETIREMENT OF DIRECTOR

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") announces that Madam Kuok Oon Kwong retired by rotation as Non-Executive Director of the Company in accordance with the Bye-Laws of the Company. Madam Kuok has elected not to offer herself for re-election and, accordingly has retired as Director upon conclusion of the Annual General Meeting of the Company held on 27 May 2009.

Madam Kuok has confirmed that she has no disagreement with the Board and is not aware of any matter relating to her retirement that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its gratitude to Madam Kuok for her invaluable contributions to the Company during her tenure as a Director of the Company.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 27 May 2009

As at the date of this announcement, the Board comprises Mr Kuok Khoon Ean, Mr Kuok Khoon Loong, Edward, Mr Lui Man Shing and Mr Madhu Rama Chandra Rao as Executive Directors; Mr Ho Kian Guan, Mr Roberto V. Ongpin and Mr Ho Kian Hock (alternate to Mr Ho Kian Guan) as Non-Executive Directors; and Mr Alexander Reid Hamilton, Mr Timothy David Dattels, Mr Wong Kai Man, BBS, JP and Mr Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*